UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 1-15240

JAMES HARDIE INDUSTRIES plc

(Translation of registrant’s name into English)

1st Floor, Block A

One Park Place

Upper Hatch Street, Dublin 2, D02, FD79, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement and Plan of Merger, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc., dated as of March 23, 2025.

99.2	Press release, dated March 24, 2025.

99.3	Investor presentation, dated March 24, 2025.

99.4	Investor call script, dated March 24, 2025.

99.5	Appendix 3B – Proposed issue of securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries plc

Date: 24 March 2025	By:	/s/ Aoife Rockett
Aoife Rockett
Company Secretary